Exhibit (a)(11) Board Resolutions for RiverSource Life Insurance Company

SECRETARY’S CERTIFICATE

RIVERSOURCE LIFE INSURANCE COMPANY

Effective as of December 8, 2006, the Board of Directors of RiverSource Life Insurance Company, by unanimous written consent, approved the following resolutions, which remain in full force and effect:

RESOLVED, that the proper officers of the Company are hereby authorized and directed to establish such subaccounts, variable accounts and/or investment divisions within newly-designated separate accounts as they determine to be appropriate; and

RESOLVED FURTHER, that the proper officers of the Company are hereby authorized and directed, as they determine to be appropriate and in accordance with applicable laws and regulations, to establish additional subaccounts, variable accounts and/or investment divisions within the newly-designated separate accounts or to remove, consolidate or otherwise modify the subaccounts, variable accounts and/or investment divisions within the newly-designated separate accounts.

As Executive Vice President—Life & Disability Insurance of RiverSource Life Insurance Company, I hereby establish, in accordance with the above resolutions and pursuant to authority granted by the Board of Directors, 10 additional subaccounts within the separate account that will invest in the following funds:

5	subaccount investing in	Variable Portfolio—Multi-Manager Diversified Fund (Class 2)
5	subaccount investing in	Variable Portfolio—Multi-Manager Interest Rate Adaptive Fund (Class 2)

In accordance with the above resolutions and pursuant to authority granted by the Board of Directors of RiverSource Life Insurance Company, the Unit Investment Trust comprised of RiverSource Variable Life Separate Account is hereby reconstituted.

Received by the Assistant Secretary:

/s/ Jon Stenberg	/s/ Dixie Carroll
John Stenberg	Dixie Carroll

Date: April 28, 2015